Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel    :+91 40 4900 2900

Fax   :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

February 16, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

Further to our intimation dated August 20, 2019 with regard to the audit of our Formulations Manufacturing Plant ("Vizag SEZ Plant 1 - FTO 7") at Duvvada, Visakhapatnam, we would like to inform you that we have been notified by the US FDA, that the inspection classification of the above-referred facility is determined as Voluntary Action Initiated (VAI).

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

Classification | PUBLIC